FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

CALL NOTICE
EXTRAORDINARY GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) are hereby summoned to meet, on January 11, 2010, at 5:00 pm, at the Company’s headquarters, at Avenida Brigadeiro Luiz Antonio, 3142, in the city of São Paulo, in order to resolve on the following Agenda:

1. Approve the execution of the Joint Venture Agreement, pursuant to the Management Proposal entered into between the Company and its subsidiaries Mandala Empreendimentos e Participações S.A. and Globex Utilidades S.A., and controlling partners of Casa Bahia Comercial Ltda, on December 4, 2009.

Shareholders who intend to be represented at the Meeting called hereby are required to submit, seventy-two (72) hours prior to the Meeting, all applicable documents that evidence their capacity as shareholder of the Company and the powers of attorney. The documents shall be forwarded to the Company’s Legal Department located at Avenida Brigadeiro Luiz Antônio, 3.142, in the Capital of the State of São Paulo, against receipt of filing.

A copy of the Management Proposal is available to Shareholders at the Company’s headquarters and at the São Paulo Stock Exchange (BOVESPA), pursuant to Articles 124 and 135 of Law 6,404/76.

São Paulo, December 23, 2009.

ABILIO DOS SANTOS DINIZ
Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 23, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Senior Executive Operating Vice-President
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.